EX‑33.2

NS Servicing II, LLC

399 Park Avenue

New York, New York 10022

Management's Report on Assessment of Compliance with Regulation AB Criteria

(1) NS Servicing II, LLC ("NS") is responsible for assessing compliance with the applicable servicing criteria set forth in Item 1122 (d) of Regulation AB of the Securities and Exchange Commission. NS has assessed the Company's compliance with the applicable servicing criteria as of December 31, 2014 and for the year ended December 31, 2014 ("Reporting Period"). The transactions covered by this report include, commercial mortgage-backed security transactions or commercial mortgage loans included in a commercial mortgage-backed security or other securitization transaction, for which NS is named as special servicer and is required to comply with Regulation AB or Uniform Single Attestation Program reporting (the "Platform"); Appendix A sets forth such commercial mortgage-backed security  transactions covered by this assertion.

2.  NS has engaged vendors, which are not considered to be a "servicer" as defined in Item 1101 (j) of Regulation AB (the "Vendors"), to perform specific, limited or scripted activities, and NS elects to take responsibility for assessing compliance with the servicing criteria or portion of the servicing criteria 1122(d)(4)(vi) and (vii) which are the only criteria applicable to such Vendors' activities. NS has policies and procedures in place to provide reasonable assurance that the Vendors' activities comply in all material respects with the servicing criteria or portion of the servicing criteria applicable to such Vendors;

3.   NS has not identified and is not aware of any material instance of noncompliance by the Vendors with the applicable servicing criteria for the Reporting Period with respect to the Platform taken as a whole;

4.   NS has not identified any material deficiency in its policies and procedures to monitor the compliance by the Vendors with the applicable servicing criteria for the Reporting Period with respect to the Platform taken as a whole;

5.    Except as set forth in paragraph 6 below, NS used the criteria set forth in paragraph (d) of Item 1122 of Regulation AB to assess the compliance with the applicable servicing criteria;

6.    In making this assessment, NS is excluding the criteria set forth in Item 1122 (d)(1)(iii); (d)(2)(ii); (d)(3)(ii), (iii) and (iv); (d)(4)(ii), (v), (ix), (x), (xi), (xii), (xiii), (xiv) and (xv) of Regulation AB which NS has concluded are not applicable to the activities it performs.  NS has determined  that servicing criterion  1122(d)(3)(i)  is applicable to the activities NS performs with respect to the Platform only as  it relates to  our  obligation  to report to  the certificate  administrator or other parties in accordance with the transaction agreement.

7.     NS has complied in all material respects with the applicable servicing criteria for the Reporting Period with respect to the Platform taken as a whole.

8.    KPMG LLP, an independent registered public accounting firm, has issued an attestation report on NS' assessment of compliance with the applicable servicing criteria for the Reporting Period.

March 11, 2015

NS Servicing II, LLC

By: NorthStar Asset Management Group, LLC., its Member

/s/ Debra A. Hess

Debra A. Hess

Chief Financial Officer

/s/ Ronald J. Lieberman

Ronald J. Lieberman

Executive Vice President, General Counsel and Secretary

/s/ Daniel D. Raffe

Daniel D. Raffe

Executive Vice President

Appendix A

Management's Report on Assessment of Compliance with Regulation AB Criteria

DBUBS 2011-LC2

WBCMT 2005-WHALE 6

MSDW 2000-LIFE1

JPMCC 2004-PNC1

 NORTHSTAR 2012-1

MSBAM 2013-C8

NORTHSTAR 2013-1